Exhibit 99.1

Energy Fuels Announces Results for the Three Months Ended September 30, 2015

LAKEWOOD, CO, Nov. 5, 2015 /CNW/ - Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) ("Energy Fuels" or the "Company"), today reported its financial results for the three months ended September 30, 2015.  The Company's Quarterly Consolidated Financial Statements, along with Management's Discussion and Analysis are available through its filings with the securities regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") and may be viewed at www.sedar.com, and in the United States on the Electronic Document Gathering and Retrieval System ("EDGAR") which, along with the Company's quarterly report on Form 6-K, may be viewed at www.sec.gov/edgar.shtml, and on the Company's website at www.energyfuels.com.  Unless noted otherwise, all dollar amounts are in US dollars.

Stephen P. Antony, the Company's President and CEO stated:  "Energy Fuels achieved a number of important milestones this past quarter as we continue to execute our disciplined and flexible business plan.  As we successfully integrate Uranerz into our operations, we are expanding uranium production at the Nichols Ranch in situ recovery ("ISR") Project.  We made an important property acquisition which significantly enhanced our Roca Honda Project in New Mexico.  We achieved key permitting milestones at our Sheep Mountain and Hank projects.  We are proactively managing our balance sheet and expanding our corporate financing options.  And, we continue to differentiate ourselves from our peers in terms of current uranium production, cash position, balance sheet, sales contract portfolio, and growing production scalability.  I believe that Energy Fuels continues to emerge as a dominant uranium producer in the United States."

"Finally, we are seeing encouraging signs in uranium markets, including the restart of two nuclear reactors in Japan, continued aggressive expansion of the Chinese nuclear program, and the commencement of operations for the first new nuclear reactor in the United States in nearly 20 years.  Current uranium markets remain uncertain, but I believe we are observing some of the early catalysts that will sustain an expected recovery in uranium prices.  And as prices rise, Energy Fuels has considerable organic scalability, including our U.S. production platform and uranium resource portfolio, to significantly increase production and capture the expected benefits of higher prices."

Financial and Operational Highlights for the Three Months Ended September 30, 2015:

  $19.16 million of total revenue was realized by the Company.
  Gross Profit of $7.23 million from mining and milling operations was realized by the Company, representing a gross profit margin of approximately 38%.
  A net loss of $2.39 million was realized by the Company.
  314,667 pounds of U3O8 sales were completed by the Company at an average realized price of $56.16 per pound, pursuant to existing long-term contracts.
  At September 30, 2015, the Company had $43.08 million of working capital, including cash and cash equivalents of $17.74 million and approximately 650,000 pounds of uranium concentrate inventory.  The Company's contractual deliveries and related sales are based on delivery schedules which can vary from quarter to quarter.  As discussed below, the Company expects to sell an additional 200,000 pounds of U3O8 during the remainder of the year under existing contracts and expected spot sales, which will generate significant cash for the Company's operational needs.
  On July 13, 2015, the Company provided a production and development update on its newly acquired Nichols Ranch ISR Uranium Project, including the commencement of production at a fifth header house and associated increases in production flow rates and total uranium production.  The Company expects to complete construction on a sixth header house at Nichols Ranch in November 2015, along with approximately 60 associated production and injection wells.  The Company acquired Nichols Ranch through its June 18, 2015 acquisition of Uranerz Energy Corporation.
  On July 16, 2015, the Company announced that it had received a mine permit from the State of Wyoming for its Sheep Mountain Project, including expansion of the surface and underground mine.
  On July 21, 2015, the Company announced that the U.S. Bureau of Land Management ("BLM") had issued a Final Environmental Assessment ("EA") and granted its final approval for the Plan of Operations for the Company's Hank ISR Uranium Project.  The issuance of the EA and the approval of the Plan of Operations were the final major regulatory approvals required for the Hank project.
  On August 3, 2015, the Company announced that it had completed the acquisition of key mineral properties adjacent to its Roca Honda Uranium Project in New Mexico.  The acquired properties contain significant historical uranium resources, additional exploration potential, and the availability of existing historic mine infrastructure.  The acquisition substantially increased the size of the Roca Honda Project and created the potential to significantly enhance its project economics.
  On September 29, 2015, the Company announced that it was augmenting its uranium production capabilities at Nichols Ranch through the construction of an elution circuit.  Upon completion of the elution circuit, the Company will have entirely self-contained yellowcake processing capabilities for its ISR production.  The Company expects to spend approximately $3.90 million to complete these plant upgrades.
  On September 29, 2015, the Company announced that it intended to conduct a normal course issuer bid (the "NCIB") for the Company's outstanding floating-rate convertible unsecured subordinated debentures (the "Debentures"), which mature on June 30, 2017.  Under the NCIB the Company may repurchase up to Cdn$2.20 million of the Debentures, representing 10% of the public float of the Debentures, over the next 12 months.  There are currently an aggregate of Cdn$22.00 million principal amount of Debentures issued and outstanding.
  On September 30, 2015, the Company announced that Ames Brown had joined Energy Fuels' Board of Directors.
  On November 4, 2015, the Company announced the acquisition from Anfield Resources Holding Corp. of the remaining 50% joint venture interest in the Wate breccia pipe project located in Arizona, bringing the Company's interest in the project to 100%.  For this interest, the Company paid cash in the amount of $0.28 million and 92,906 common shares, which were paid on closing, and a commitment to pay a further $0.28 million cash and $0.28 million in common shares upon the satisfaction of certain future conditions.  The Wate breccia pipe project is currently at an advanced stage of permitting, and is estimated to contain approximately 1.12 million pounds of U3O8 contained in approximately 71,000 tons of inferred mineral resources with an average grade of 0.79% eU3O8.
Selected Summary Financial Information:

	Three months ended	Nine months ended
$000, except per share data	September 30, 2015	September 30, 2015
Results of Operations:
Total revenues	$19,159	$50,464
Gross profit	7,226	20,894
Net income (loss)	(2,393)	(7,067)
Basic and diluted earnings (loss) per share	(0.05)	(0.24)

	As at September 30,	As at December 31,
$000's	2015	2014
Financial Position
Working capital	$43,083	$38,604
Property, plant and equipment	132,693	65,873
Total assets	267,980	134,241
Total long-term liabilities	48,309	30,956

Overview

With the June 2015 acquisition of the ISR operation at Nichols Ranch, Energy Fuels has significantly increased its flexibility to regulate uranium production in response to market conditions and to meet the needs of its sales contracts.  At the same time, significant additional production can be brought on line within months after a production decision is made.  This allows the Company to efficiently fulfill its existing sales commitments and commit to new spot and term sales commitments that are backed by available production.  The Company has the following short-term production capabilities which can be brought on line and/or production levels increased through December 31, 2016 (each of which is more fully described below):

1)      Nichols Ranch ISR Project
2)      Alternate feed materials
3)      Pinenut Mine ore that has been mined and is available for milling
4)      Canyon Mine

In response to continued market uncertainty, the Company expects to continue cash conservation efforts until additional sustained improvement in uranium market conditions is observed.  In addition, the Company is continuing to manage its operations and assets conservatively, maintaining its substantial uranium resource base, and scheduling uranium production at the White Mesa Mill and Nichols Ranch as market conditions, cash needs and/or contract delivery requirements may warrant.

Production and Operations – Overview

The Company currently has finished goods inventory and production capability that exceed the sales commitments contained in its existing sales contracts.  As a result, both ISR and conventional production has been, and is expected to continue to be, regulated until such time as market conditions improve sufficiently and/or the Company requires cash to meet its business needs.  This allows the Company to maintain its readily available mineral resources for future sales at price levels that we expect to be higher than current levels and, accordingly, to be able to achieve the benefit of expected future uranium price increases.

Production and Operations – ISR Uranium Assets

At September 30, 2015, five header houses were in production at the Nichols Ranch facility.  The Company plans to complete three additional header houses during the next 12 months, which will complete the development of production area #1.  We expect the Nichols Ranch facility to produce approximately 400,000 pounds of finished goods from October 1, 2015 through the end of FY-2016.

On September 29, 2015, Energy Fuels announced that it has commenced construction of the elution circuit at Nichols Ranch.  Upon completion of construction of the elution circuit at Nichols Ranch, Energy Fuels will have brought all of these functions in-house, and will have entirely self-contained yellowcake processing capabilities for its ISR production.

Permitting at our adjacent Jane Dough Unit, which is expected to feed the Nichols Ranch plant, is continuing and is expected to be completed well in advance of our need to begin wellfield development on this property.  Also, our Hank Unit is now fully permitted as a satellite facility to the Nichols Ranch plant.  We are reviewing the economic viability of utilizing a pipeline from the Hank Unit to the Nichols Ranch plant, instead of building a satellite facility.

Production and Operations – Conventional Uranium Assets

The Company ceased mining at the Pinenut mine in August 2015, as the ore body was fully depleted.  The ore mined from the Pinenut mine that has not yet been milled contains approximately 350,000 lbs. of U3O8, and is continuing to be shipped to the White Mesa Mill for processing in FY-2016 as discussed below.

The White Mesa Mill has historically operated on a campaign basis, whereby mineral processing occurs as mill feed, cash needs, contract requirements, and/or market conditions may warrant.  The Company expects to continue the current mineral processing campaign at the White Mesa Mill into the second half of FY-2016 to process available alternate feed materials and Pinenut ore, resulting in the production of approximately 600,000 pounds of finished goods from October 1, 2015 through the end of FY-2016.

The Company has re-started development of the Canyon mine, including the completion of necessary upgrades to the infrastructure and installation of new mine equipment to optimize shaft sinking rates and realize construction cost savings.  The timing of the completion of development and mining of the Canyon mine and subsequent processing of the ore will be based on market conditions and customer requirements for this material.

Sales

The Company forecasts sales in the fourth quarter of FY-2015 of 200,000 pounds of U3O8 at an average price of $54.59 per pound, of which 100,000 pounds was a result of moving deliveries from FY-2016 to Q4-2015.

For FY-2016 and FY-2017, the Company forecasts sales under existing long-term contracts to total approximately 550,000 pounds and 620,000 pounds of U3O8, respectively.

The Company is currently monitoring market conditions for additional sales opportunities and will pursue economically justified uranium sales contract leads.  Additional selective spot sales will be made as necessary to generate cash for operations and development.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by Canadian National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels:  Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities.  Energy Fuels operates two of America's key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming.  The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year.  The Nichols Ranch Processing Facility, acquired in the Company's acquisition of Uranerz Energy Corporation, is an in situ recovery ("ISR") production center with a licensed capacity of 2 million pounds of U3O8 per year.  Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development.  The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".

ADDITIONAL IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included the additional IFRS measure "Gross Profit" in the financial statements and in this news release.  Management noted that "Gross Profit" provides useful information to investors as an indication of the Company's principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate and exploration and evaluation expenses, finance income and costs, and taxation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This news release contains certain "Forward Looking Information" and "Forward Looking Statements" within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects, including: production and sales forecasts; expected timelines for the permitting and development of projects; the Company's expectations as to longer term fundamentals in the market and price projections; the Company's expectations as to expenditures and cost reductions; the Company's ability to preserve its cash resources and maintain its resource base; scalability, and the Company's ability to be able to restart or increase production as market conditions warrant; the ability of the Company to realize the expected benefits of the acquisition of Uranerz Energy Corporation and to become or maintain its position as a leading uranium company in the United States.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "does not expect", "is expected", "is likely", "budget" "scheduled", "estimates", "forecasts", "intends", "anticipates", "does not anticipate", or "believes", or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "have the potential to".  All statements, other than statements of historical fact, herein are considered to be forward-looking statements.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include:  risks associated with estimating production, forecasting future price levels necessary to support production, scalability, and the Company's ability to restart or increase production in response to any increase in commodity prices; risks inherent in the Company's and the industry's forecasts or predictions of future uranium prices; risks of delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; risks in meeting expected timelines for the development of projects; government and third party actions with respect to supplies of secondary sources of uranium; fluctuations or changes in the market prices of uranium; risks associated with the integration of Uranerz Energy Corporation; and the other factors described under the caption "Risk Factors" in the Company's Annual Information Form dated March 18, 2015, which is available for review on SEDAR at www.sedar.com, in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml and in its prospectus supplement dated September 29, 2015 which is available for review on SEDAR and EDGAR.  Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management's estimates or opinions should change, or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

The Company assumes no obligation to update the information in this communication, except as otherwise required by law.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This new release may use the terms "Measured", "Indicated" and "Inferred" Resources.  United States investors are advised that, while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

SOURCE Energy Fuels Inc.

Image with caption: "Energy Fuels Inc. (CNW Group/Energy Fuels Inc.)". Image available at: http://photos.newswire.ca/images/download/20151105_C8262_PHOTO_EN_538469.jpg

%CIK: 0001385849

For further information: Investor Inquiries: Energy Fuels Inc., Curtis Moore, VP - Marketing and Corporate Development, (303) 974-2140 or Toll free: (888) 864-2125, investorinfo@energyfuels.com, www.energyfuels.com

CO: Energy Fuels Inc.

CNW 21:42e 05-NOV-15